December 10, 2009

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated November 24, 2009
Tele Norte Leste Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed July 13, 2009
File No. 1-14487

Dear Mr. Spirgel:

This letter is to advise you that we are continuing to work on the responses to your letter dated November 24, 2009 requesting additional information pertaining to the above-referenced matter. We expect to provide responses to your letter by December 23, 2009 and upon clearance of the responses by the Staff we will file an amended Form 20-F for fiscal year ended December 31, 2008.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Officer Tele Norte Leste Participações S.A.

cc:	Melissa Hauber, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Securities and Exchange Commission